U.S. SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   FORM 12b-25


                                     0-3797
                             COMMISSION FILE NUMBER

                                   576323-10-9
                                  CUSIP NUMBER



                          NOTIFICATION OF LATE FILING

(CHECK ONE):

[X] Form 10-K and Form 10-KSB
[ ] Form 20-F
[ ] Form 11-K
[ ] Form 10-Q and Form 10-QSB
[ ] Form N-SAR

For Period Ended: December 31, 1998

[ ] Transition  Report  on Form  10-K
[ ] Transition  Report  on Form 20-F
[ ] Transition Report on Form 11-F
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended: N/A


     Nothing in this Form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates : N/A

                         PART I--REGISTRANT INFORMATION

MASTEC, INC.
Full Name of Registrant (Former Name If Applicable)

3155 N.W. 77TH AVENUE
Address of Principal Executive Office (Street and Number)

MIAMI, FLORIDA 33122-1205
City, State and Zip Code

                        PART II--RULES 12b-25 (b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[X] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                              PART III--NARRATIVE

     As of December 31, 1998, MasTec sold 87% of its Spanish subsidiary, Sistemas e Instalaciones de Telecomunicacion, S.A. ("Sintel"). Prior to the sale, Sintel's financial results were consolidated in MasTec's consolidated financial statements. The Company's independent auditors, PricewaterhouseCoopers, LLP ("PWC"), have informed the Company that their report on the Company's consolidated financial statements for the year ended December 31, 1998 (insofar as those statements relate to amounts to be included therein with respect to Sintel) will be based solely on the report of Arthur Andersen ("AA"), Sintel's independent auditors. AA has informed PWC that the report of AA on the financial statements of Sintel for the year ended December 31, 1998 has not been signed pending the approval of the Sintel financial statements by the board of directors of Sintel. AA has informed PWC, however, that the audit of the results of operations of Sintel to be included in MasTec's Annual Report on Form 10-K has been completed. PWC has informed the Company that PWC will be unable to issue its report on the Company's consolidated financial statements for the year ended December 31, 1998 until such time as AA has formally issued its report with respect to the financial statements of Sintel. The Company will file its Annual Report on Form 10-K for the year ended December 31, 1998 upon receipt of the opinion of PWC with respect to its consolidated financial statements for the year ended December 31, 1998.

                           PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

                Carmen M. Sabater                                (305) 599-1800
                       (Name)                   (Area Code and Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                   [X] Yes                            [  ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                  [X] Yes                            [  ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     MasTec, Inc. has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: March 31, 1999                        By: /S/ CARMEN M. SABATER
                                                --------------------------------
                                                Carmen M. Sabater
                                                Senior Vice President - Finance

                                    EXHIBIT 1

Ms. Carmen M. Sabater
Senior Vice President - Director of Finance
MasTec, Inc.
3155 N.W. 77th Avenue
Miami, Florida  33122

March 30, 1999

Dear Ms. Sabater:

We are the principal auditors of MasTec, Inc. (the Company) engaged to audit the consolidated financial statements for the year ended December 31, 1998. The financial statements of Sintel S.A. (a significant subsidiary until December 31, 1998) are being audited by Arthur Andersen and our report, insofar as it relates to the amounts to be included for Sintel S.A. ("Sintel") in the Company's consolidated financial statements, will be based solely on the report of Arthur Andersen. We have been informed by Arthur Andersen that, due to the fact that the local board of directors of Sintel has not formally met to approve the local statutory financial statements of Sintel, Arthur Andersen will not be able to issue their report at this time. As a result, the ultimate issuance of our report on the consolidated financial statements of the Company is dependent on the issuance by Arthur Andersen of their report in connection with Sintel.

Very truly yours,

/s/ PricewaterhouseCoopers LLP